

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2022

Marek Bakun
Executive Vice President and Chief Financial Officer
The St. Joe Company
130 Richard Jackson Boulevard , Suite 200
Panama City Beach , FL 32407

>   **Re: The St. Joe Company**
>   **Form 10-K for the year ended December 31, 2022**
>   **File No. 001-10466**

Dear Marek Bakun:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction